                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission file number 0-13161
                       -------

             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      First-Knox Banc Corp. Savings Retirement Plan

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             First-Knox Banc Corp.
                             One South Main Street
                            Mount Vernon, Ohio 43050


                 (Page 1 of 16 pages; Exhibit index on page 2)

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN



Documents filed herewith:

        Report of Crowe, Chizek and Company LLP dated May __, 1996, on their audits of the financial statements and financial statement schedules of the First-Knox Banc Corp. Savings Retirement Plan as of December 31, 1995 and for the year then ended.


Exhibits filed herewith:

        Consent of Crowe, Chizek and Company LLP


- -------------------------------------------------------------------------------

                             FIRST-KNOX BANC CORP.
                           SAVINGS RETIREMENT PLAN

                             FINANCIAL STATEMENTS
                          December 31, 1995 and 1994

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS............................................................................      1


FINANCIAL STATEMENTS

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH
        FUND INFORMATION..................................................................................      2

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
        WITH FUND INFORMATION.............................................................................      4

      NOTES TO FINANCIAL STATEMENTS.......................................................................      5


SUPPLEMENTAL SCHEDULES

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES..........................................      9

      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS......................................................     10

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
First-Knox Banc Corp.
Mount Vernon, Ohio

We have audited the accompanying statements of net assets available for benefits of First-Knox Banc Corp. Savings Retirement Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        Crowe, Chizek and Company LLP

Columbus, Ohio
May 16, 1996

- -------------------------------------------------------------------------------
                                                                             1.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1995 and 1994

- --------------------------------------------------------------------------------

                                                                                                1995
                                                        --------------------------------------------------------------------------

                                                        ----------------------------Participant Directed-------------------------
                                                                                    --------------------
                                                                                                                        First-Knox
                                                              Money          Bond           Index          Growth       Banc Corp.
                                                             Market          Fund           Fund            Fund           Stock
                                                             ------          ----           ----            ----           -----
ASSETS
Investments, at fair value (Notes 2 and 4)
    Shares of registered investment companies:
        Federated S & P 500 Fund                                                        $   187,501
        Federated Stock Trust Fund                                                                     $   145,898
        Federated Intermediate
          Government Trust Fund                                         $    39,968
        Federated Short-term
          Government Fund                                $    11,711                                                  $    12,466
    First-Knox Banc Corp. stock                                                                                           339,959
                                                         -----------    -----------     -----------    -----------    -----------
                                                              11,711         39,968         187,501        145,898        352,425

Receivables
    Employer contribution
    Accrued interest and dividends                                53            189              --             --          3,863
                                                         -----------    -----------     -----------    -----------    -----------
                                                                  53            189              --             --          3,863
                                                         -----------    -----------     -----------    -----------    -----------

Net assets available for benefits                        $    11,764    $    40,157     $   187,501    $   145,898    $   356,288
                                                         ===========    ===========     ===========    ===========    ===========



                                                                                            1995
                                                        --------------------------------------------------------------------------
                                                             Non-
                                                             Participant
                                                             Directed
                                                            ----------
                                                             First-Knox
                                                             Banc Corp.
                                                                Stock            Total
                                                                -----            -----
ASSETS
Investments, at fair value (Notes 2 and 4)
    Shares of registered investment companies:
        Federated S & P 500 Fund                                            $    187,501
        Federated Stock Trust Fund                                               145,898
        Federated Intermediate
          Government Trust Fund                                                   39,968
        Federated Short-term
          Government Fund                                                         24,177
    First-Knox Banc Corp. stock                             $    307,512         647,471
                                                            ------------    ------------
                                                                 307,512       1,045,015

Receivables
    Employer contribution                                             92              92
    Accrued interest and dividends                                                 4,105
                                                            ------------    ------------
                                                                      92           4,197
                                                            ------------    ------------

Net assets available for benefits                           $    307,604    $  1,049,212
                                                            ============    ============

- --------------------------------------------------------------------------------

                                 (Continued)

                                                                              2.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                  (CONTINUED)
                           December 31, 1995 and 1994

- --------------------------------------------------------------------------------

                                                                                          1994
                                                     -------------------------------------------------------------------------

                                                     ----------------------------Participant Directed-------------------------

                                                                                                                    First-Knox
                                                          Money          Bond           Index          Growth       Banc Corp.
                                                         Market          Fund           Fund            Fund           Stock
                                                         ------          ----           ----            ----           -----
ASSETS
Investments, at fair value (Notes 2 and 4)
    Shares of registered investment companies:
        Federated S & P 500 Fund                                                    $    82,670
        Federated Stock Trust Fund                                                                 $    70,222
        Federated Intermediate
          Government Trust Fund                                     $    22,700
        Federated Short-term
          Government Fund                            $     4,721                                                  $    11,206
    First-Knox Banc Corp. stock                                                                                       192,243
                                                     -----------    -----------     -----------    -----------    -----------
                                                           4,721         22,700          82,670         70,222        203,449
Receivables
    Employer contribution
    Accrued interest and dividends                            61            131             717          2,226          2,308
                                                     -----------    -----------     -----------    -----------    -----------
                                                              61            131             717          2,226          2,308
                                                     -----------    -----------     -----------    -----------    -----------


Net assets available for benefits                    $     4,782    $    22,831     $    83,387    $    72,448    $   205,757
                                                     ===========    ===========     ===========    ===========    ===========

                                                                                          1994
                                                     -------------------------------------------------------------------------
                                                                Non-
                                                             Participant
                                                              Directed
                                                              --------
                                                             First-Knox
                                                             Banc Corp.
                                                                Stock            Total
                                                                -----            -----
ASSETS
Investments, at fair value (Notes 2 and 4)
    Shares of registered investment companies:
        Federated S & P 500 Fund                                            $     82,670
        Federated Stock Trust Fund                                                70,222
        Federated Intermediate
          Government Trust Fund                                                   22,700
        Federated Short-term
          Government Fund                                                         15,927
    First-Knox Banc Corp. stock                             $    203,648         395,891
                                                            ------------    ------------
                                                                 203,648         587,410
Receivables
    Employer contribution                                          5,468           5,468
    Accrued interest and dividends                                                 5,443
                                                            ------------    ------------
                                                                   5,468          10,911
                                                            ------------    ------------


Net assets available for benefits                           $    209,116    $    598,321
                                                            ============    ============

- --------------------------------------------------------------------------------

                See accompanying notes to financial statements.

                                                                              3.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          Year ended December 31, 1995

- --------------------------------------------------------------------------------

                                                     --------------------------Participant Directed--------------------------
                                                                                                                    First-Knox
                                                          Money          Bond           Index          Growth       Banc Corp.
                                                         Market          Fund           Fund            Fund           Stock
                                                         ------          ----           ----            ----           -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income
        Interest                                     $       531    $       189                                   $     2,236
        Dividends                                                         1,695     $    27,624    $    11,350          3,650
        Capital gain (loss) distribution                                    (75)             36            305
        Net appreciation in fair
          value of investments (Note 4)                                   1,979          11,724         21,007         38,001
                                                     -----------    -----------     -----------    -----------    -----------
                                                             531          3,788          39,384         32,662         43,887
                                                     -----------    -----------     -----------    -----------    -----------
    Contributions
        Employer
        Participants                                       7,246         14,327          55,511         49,166        127,011
                                                     -----------    -----------     -----------    -----------    -----------
                                                           7,246         14,327          55,511         49,166        127,011
                                                     -----------    -----------     -----------    -----------    -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                                          (639)         (1,562)        (1,082)       (17,827)
                                                     -----------    -----------     -----------    -----------    -----------

Net increase prior to interfund transfers                  7,777         17,476          93,333         80,746        153,071

Interfund transfers                                         (795)          (150)         10,781         (7,296)        (2,540)
                                                     -----------    -----------     -----------    -----------    -----------

NET INCREASE                                               6,982         17,326         104,114         73,450        150,531

Net assets available for benefits
    Beginning of year                                      4,782         22,831          83,387         72,448        205,757
                                                     -----------    -----------     -----------    -----------    -----------

    End of year                                      $    11,764    $    40,157     $   187,501    $   145,898    $   356,288
                                                     ===========    ===========     ===========    ===========    ===========

- --------------------------------------------------------------------------------
                                                           Non-
                                                        Participant
                                                         Directed
                                                        ----------
                                                        First-Knox
                                                        Banc Corp.
                                                           Stock            Total
                                                           -----            -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income
        Interest                                       $      2,273    $      5,229
        Dividends                                             3,710          48,029
        Capital gain (loss) distribution                                        266
        Net appreciation in fair
          value of investments (Note 4)                      38,622         111,333
                                                       ------------    ------------
                                                             44,605         164,857
                                                       ------------    ------------
    Contributions
        Employer                                             72,001          72,001
        Participants                                                        253,261
                                                       ------------    ------------
                                                             72,001         325,262
                                                       ------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                           (18,118)        (39,228)
                                                       ------------    ------------

Net increase prior to interfund transfers                    98,488         450,891

Interfund transfers


NET INCREASE                                                 98,488         450,891

Net assets available for benefits
    Beginning of year                                       209,116         598,321
                                                       ------------    ------------

    End of year                                        $    307,604    $  1,049,212
                                                       ============    ============

- --------------------------------------------------------------------------------
                See accompanying notes to financial statements.
                                                                              4.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

- --------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the First-Knox Banc Corp. Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: The Plan is a 401(k) retirement savings plan established effective January 1, 1993, covering all eligible employees of the First-Knox Banc Corp., First-Knox National Bank, and Farmers and Savings Bank (collectively, the Company). To become eligible an employee must have attained age 21 and completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets are held in trust by the First-Knox National Bank's Trust Department.

CONTRIBUTIONS: Participants may contribute up to 10% of their annual compensation. The Company will match employee contributions at 30% of the first 6% of the compensation deferred in the calendar quarter by each participant. Additional amounts may be contributed at the option of the Company's Board of Directors.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations of Plan investment earnings or losses are made in proportion to participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

RETIREMENT, DEATH AND DISABILITY: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

VESTING: Participants are fully vested in their Employee Deferral Contribution Account, their Employer Matching Contribution Account and their Employee Rollover Contribution Account at all times.

PAYMENT OF BENEFITS: On termination of service, a participant shall receive a single, lump sum, cash distribution equal to the value of his or her account.

INVESTMENT PROGRAMS: Each participant may direct that his or her contributions and earnings be invested in one or more investment programs in the Plan. All contributions of the Company are invested in the Employer Stock Fund. The funds are summarized as follows as of December 31, 1995 and 1994:

           Employer Stock Fund: These funds are invested in the common stock of First-Knox Banc Corp.

- --------------------------------------------------------------------------------

                                  (Continued)

                                                                              5.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

- --------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

           Growth Fund: These funds are invested in the Federated Stock Trust Fund, a mutual fund investing primarily in corporate equity securities.

           Bond Fund: These funds are invested in the Federated Intermediate Government Trust Fund, a mutual fund investing primarily in corporate and U.S. government securities with fixed interest rates.

           Money Market Fund: These funds are invested in the Federated Short-term Government Fund, a mutual fund investing primarily in short-term money market securities.

           Index Fund: These funds are invested in the Federated S&P 500 Fund, a mutual fund investing primarily in corporate equity securities which correspond to the dividend and price performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index.

LOAN PROVISIONS: The Plan provides that participants may request to borrow funds against their account balances in an amount which is limited to $50,000 or 50% of their vested account balance, whichever is less. Approval of such loans is subject to the sole discretion of the Pension and Benefits Committee.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principles and policies which significantly affect the determination of net assets and changes in net assets are summarized below.

ACCOUNTING METHOD: The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS: The Plan's investments are stated at fair value. If available, quoted market prices are used to value investments. The amounts shown in Note 4 for securities that have no quoted market price represent estimated fair value. First-Knox Banc Corp. stock is valued based on the final trade price at December 31, 1995, as quoted on the Nasdaq National Market System.

Purchases and sales of securities are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

- --------------------------------------------------------------------------------

                                  (Continued)

                                                                              6.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

- --------------------------------------------------------------------------------

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.


NOTE 4 - INVESTMENTS

The Plan's investments are held by the First-Knox National Bank's Trust Department. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                     December 31,
                                             -------------1995-------------     -----------1994-----------
                                                Number of                         Number of
                                                Shares or                         Shares or
                                                Principal         Fair            Principal       Fair
                                                 Amount           Value             Amount        Value
                                                 ------           -----             ------        -----
         Mutual funds
              Federated S&P 500 Fund              13,910     $      187,501         7,091     $     82,670
              Federated Stock Trust Fund           4,847            145,898         2,904           70,222
              Other Federated Funds                                  64,145                         38,627

         Common stocks
              First-Knox Banc Corp.               25,889            647,471         9,101          395,891
                                                             --------------                   ------------

                                                             $    1,045,015                   $    587,410
                                                             ==============                   ============

During 1995, the Plan's investments (including investments bought, sold and held during the year) appreciated as follows:

         INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
           MARKET PRICE
              Mutual funds                                                                    $     34,710
              Common stocks                                                                         76,623
                                                                                              ------------

                  Net change in fair value                                                    $    111,333
                                                                                              ============

- --------------------------------------------------------------------------------

                                  (Continued)
                                                                              7.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

- --------------------------------------------------------------------------------


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Professional fees for the administration and audit of the Plan were paid by the Company.

Plan transactions with parties-in-interest during the year ended December 31, 1995 were as follows:

                 Identity                  Relationship             Description                  Amount
                 --------                  ------------             -----------                  ------
         First-Knox Banc Corp.             Employer             Purchase of stock             $    199,012

The Plan held the following party-in-interest investments (at fair value) at December 31, 1995:

         First-Knox Banc Corp. - common stock                                                 $    647,471


NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $20,828 and $3,323 at December 31, 1995 and 1994, respectively.


NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).


- --------------------------------------------------------------------------------

                                                                              8.

                             SUPPLEMENTAL SCHEDULES

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1995

- --------------------------------------------------------------------------------


Name of Plan sponsor:  First-Knox Banc Corp.
Employer identification number:  31-1121049
Three-digit plan number:  002


        Identity of                                                                  Current
           Issue                          Description                                 Cost            Value
           -----                          -----------                                 ----            -----
     MUTUAL FUNDS
     Federated Mutual Fund            S&P 500 Fund                              $     177,386    $     187,501
     Federated Mutual Fund            Stock Trust Fund                                130,061          145,898
     Federated Mutual Fund            Intermediate Government Trust
                                        Fund                                           39,165           39,968
     Federated Mutual Fund            Short-term Government Fund                       24,177           24,177
                                                                                -------------    -------------

         Total mutual funds                                                           370,789          397,544

     COMMON STOCK
   * First-Knox Banc Corp.            Common stock                                    493,423          647,471
                                                                                -------------    -------------

                                                                                $     864,212    $   1,045,015
                                                                                =============    =============

* Party-in-interest


- --------------------------------------------------------------------------------

                                                                              9.

                             FIRST-KNOX BANC CORP.
                            SAVINGS RETIREMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                               December 31, 1995

- --------------------------------------------------------------------------------


Name of Plan sponsor:  First-Knox Banc Corp.
Employer identification number:  31-1121049
Three-digit plan number:  002


         Identity                          Description                              Purchase              Cost
         of Party                         of Investment                               Price             of Asset
         --------                         -------------                             --------            ---------
Federated Mutual Fund                  S&P 500 Fund                                $    58,078        $    58,078
Federated Mutual Fund                  Stock Trust Fund                                 55,866             55,866
First-Knox Banc Corp.                  Common Stock                                    199,012            199,012


- --------------------------------------------------------------------------------

                                                                             10.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    FIRST-KNOX BANC CORP.
                                    SAVINGS RETIREMENT PLAN


Date:  June 28, 1996
                                    By   /s/ DAVID R. IRVIN
                                       ---------------------------------
                                         David R. Irvin
                                         Vice President and Trust Officer
                                         First-Knox National Bank


- --------------------------------------------------------------------------------